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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 ---------------
                                  PARAVANT INC.
                       (Name of Subject Company (issuer))

                            PRINCE MERGER CORPORATION
                             DRS TECHNOLOGIES, INC.
                       (Name of Filing Person (offerors))
                    COMMON STOCK, PAR VALUE $0.015 PER SHARE
                        (Titles of Classes of Securities)

                                   69937610 9
                    (CUSIP Numbers of Classes of Securities)

                                  NINA L. DUNN
                             DRS TECHNOLOGIES, INC.
                                  5 SYLVAN WAY
                              PARSIPPANY, NJ 07054
                                 (973) 898-1500

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of the Filing person)

                                    Copy to:
                            JEFFREY W. TINDELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

                            CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee**
    $92,589,017                                                 $8,518.19

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,378,290 shares of common stock of Paravant Inc. (based on the number of shares outstanding as of October 23, 2002, which was 17,354,040, plus the number of shares of common stock to be issued under the Paravant Employee Stock
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      Purchase Plan, which is 24,250) at the tender offer price of $4.75 per share of common stock. The transaction value also includes the offer price of $4.75 less $2.20 which is the weighted-average exercise price of outstanding options as of October 23, 2002, multiplied by 3,808,682 the estimated number of options outstanding on such date. The transaction value further includes the offer price of $4.75 less $2.75 which is the exercise price of warrants as of October 23, 2002, multiplied by 165,000, the number of warrants outstanding on such date.

** The amount of the Filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2003 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid                   Form or Registration No.:
      Form or Registration No.                 Date Filed:

[ ] Check the box if the Filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.


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      This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 28, 2002 (the "Schedule TO") by DRS Technologies, Inc., a Delaware corporation ("Parent"), and Prince Merger Corporation, a Florida corporation and a wholly owned subsidiary of DRS ("Purchaser"). The Schedule TO relates to the Offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.015, of Paravant Inc., a Florida corporation, at a purchase price of $4.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

      Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

      Section 14.   Certain Legal Matters

            The third full paragraph on page 39 of the Offer to Purchase under the label Antitrust is amended and restated as follows:

            "A Notification and Report Form with respect to the offer was filed on November 4, 2002, and the waiting period with respect to the Offer under the HSR Act will expire at 11:59 P.M., New York City time, on the fifteenth day after such Notification and Report Form is filed, which would be November 19, 2002. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or materials from Purchaser. If such request is made, the waiting period will expire at 11:59 P.M., New York City time on the tenth calendar day after Purchaser has substantially complied with such request. Thereafter the waiting period may be extended only by court order or with Purchaser's consent."
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                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PRINCE MERGER CORPORATION

                                        By: /s/ Nina L. Dunn
                                           -------------------------------
                                           Name:  Nina L. Dunn
                                           Title: Executive Vice President and
                                                  Secretary



                                        DRS TECHNOLOGIES, INC.

                                        By: /s/ Nina L. Dunn
                                           -------------------------------
                                           Name:  Nina L. Dunn
                                           Title: Executive Vice President,
                                                  General Counsel and Secretary

Date: November 5, 2002


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